

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2024

Junqiu Ye
Chairman of Board of Directors
Hot Mom International Inc.
1312 17th Street Suite 1226
Denver, CO 80202

   Re: Hot Mom International Inc.
     Registration Statement on Form S-1
     Filed November 4, 2024
     File No. 333-282972

Dear Junqiu Ye:

   Our preliminary review of your filing indicates that it fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your filing may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

   We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the filing in its present form, we would likely recommend that the Commission deny your request.

   Please contact Rucha Pandit at 202-551-6022 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services